UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of January 2005

Commission File Number: 001-31368

SANOFI-AVENTIS
(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On January 25 and 26, 2005, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1 and 99.2 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press Release, dated January 26, 2005, announcing fourth quarter and full year 2004 sales
Exhibit 99.2	Press Release, dated January 25, 2005, announcing a challenge to the UK patent of Plavix®.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 26, 2005	SANOFI-AVENTIS

	By:	/s/ Jean-Claude Leroy

		Name:	Jean-Claude Leroy
		Title:	Senior Vice President & Chief Financial Officer

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release, dated January 26, 2005, announcing fourth quarter and full year 2004 sales
Exhibit 99.2	Press Release, dated January 25, 2005, announcing a challenge to the UK patent of Plavix®.